Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: February 9, 2022

SPACInsider

Lily Shen and Ward Davis on the SPACInsider Podcast

February 9, 2022

Nick Clayton, SPACInsider:

Hello, and welcome to another SPACInsider podcast. I'm Nick Clayton, SPACInsider. And this week, my colleague Marlena Haddad, SPACInsider and I will be speaking with Lily Shen, CEO of Transfix, CEO and President of Transfix. Transfix entered into a $1.1 billion combination agreement with G Squared Ascend I in September. It is disrupting the freight trucking industry with software tools, helping both shippers and carriers manage their operations. Transfix's platform also serves as a digital marketplace for freight in what remains a heavily analog business. We talk about how the past year's supply chain challenges have put a spotlight on technology players like Transfix and how further advances in things like autonomous vehicles will play a part as well. G Squared Ascend I CEO Ward Davis, CEO of G Squared Ascend I also joins us to discuss some of the longer term financial alignment features that his SPAC included in the deal and why Transfix stood out from the pack. Take a listen.

Nick Clayton, SPACInsider:

So the supply chain has really come into major focus over the last few months in a way that I feel like we haven't seen in a long time. And while I definitely want to get into Transfix specifically, I'd love to start just talking about the status quo a little bit. What struck me the more I've learned about these problems is how many of them aren't so much new issues as symptoms of a logistics system that has always been chaotic and inefficient. So, Lily, could you just describe a bit what companies are up against trying to get their goods shipped these day?

Lily Shen, CEO of Transfix:

Absolutely. As you mentioned, there is so much going on in the supply chain today. There is increasing complexity and one of the reasons why disruption is actually so needed in this space is because, not only is the industry incredibly fragmented, but what you're also finding is that there are many, many silos across the industry. And because of that, there is just lack of access to freight and capacity that's actually needed. There's lack of transparency. And quite frankly, the experience of being able to get shipment from point A to point B is becoming increasingly harder. Therefore, I think the role of technology and data and a far better user experience is really needed in the industry today.

Nick Clayton, SPACInsider:

Yeah. And for Ward, logistics was one of the six mega-trends that G Squared Ascend said it would focus on when it listed last February. What made that sector really come into greater focus for you, and what made Transfix stand out to you in your target search?

Ward Davis, CEO of G Squared Ascend I:

We identified back in 2019 that freight transportation logistics was an area that was maybe uniquely distant from the other industries as the most ripe for technological disruption. And so we began to make investments from our private funds back in 2019. Invested in a host of different companies and really, frankly, evaluated just about every private company of scale in the space. And Transfix was for us one that stood out. We invested in our private funds. Their execution well surpassed those of its peers, and the management team here really is second to none. Importantly, compared to some of the other digital freight brokerages, they have a management team that's both got firmly one leg planted in technology with really, really strong experience and unique backgrounds but also one squarely in the freight business and some of the legacy freight companies with really sound experience up and down from top to middle management. And that was really what attracted us to them and also to the broad opportunity in the freight tech space.

Marlena Haddad, SPACInsider:

And so would you be able to expand upon that a little bit more? What makes Transfix different from a traditional freight brokerage, and what feature advantages does it bring over other digital freight brokerages?

Ward Davis, CEO of G Squared Ascend I:

The biggest issue is that the legacy freight brokerage businesses are by and large operating much the same way they did 30, 40 years ago. They have many, many offices across the country with dozens and dozens of sales people working phones and arranging freight demand from shippers and using a supply of everything from mom and pops to individual-owned operator truck carriers to, some cases, large scale operators. And those business models, it's a legacy investment. It's akin to thinking about retail, where it stood in the early 2000s on the EPI, and you started to see the digital e-commerce players come into the market. And so these companies, they had to continue to invest in their brick and mortar stores but also invest in e-commerce technology. And obviously, we know now from history that many of those legacy businesses ended up not being able to ultimately compete. And so I think what we're seeing in freight is something very, very similar, although clearly in the innings, but also in a business that's incredibly fragmented. It's important to note that even just in domestic freight brokerage, it's about $120 billion industry. And yet, all the legacy publicly traded companies, headed up by C.H. Robinson, comprise less than 20% of the market share.

Marlena Haddad, SPACInsider:

And so given how fragmented this space is with no brokerages carrying more than 3% market share, Lily, how does M&A play into your growth plans?

Lily Shen, CEO of Transfix:

I'll start by answering that talking about our core business. And I think that's actually really important because we have truly taken a platform level approach, so really looking at the opportunity at both the macro and network level and building our technology so it's truly a many to many matching system but with improved software capabilities that live on top of the marketplace that make it extremely easy for shippers to work with us and also for carriers to work with us. And I think that improved experience not only brings more access, visibility, transparency to the constituents we're talking about in hand, but it really helps them grow their businesses. As we know, I think there's volatility. And I think with every marketplace, it's about bringing balance or some level of balance to the imbalance in supply and demand. And that's where the role of technology and data comes in. Now with the platform that we've built, we think there is tremendous opportunity with M&A. We have grown our business considerably over the years, and as we continue to grow and as we think about the market opportunities ahead, we think there are many opportunities to be able to fold in other businesses, really leveraging our platform capabilities.

Nick Clayton, SPACInsider:

Yeah. That's really interesting. And I want to get into some of the specific data side of your existing business as well because your platform is not only just connecting loads with available capacity and optimizing based on space and timing, but you also have tools that incentivize the freight carriers themselves to up their game. Can you describe how some of that works?

Lily Shen, CEO of Transfix:

Happy to. Some of the software offerings that we have built on top of our marketplace, such as our fleet management solution, really enables carriers to be able to access freight real time in addition to being able to manage their fleets more effectively. If you think about many carriers, the ways in which they're managing their business is actually still pen, paper, Post-it notes, whiteboards, and we've built a modern interface that makes it incredibly easy for them to be able to do this real time and using modern software. And because of that, they can leverage that in addition to the platform capabilities to really grow their businesses. And we've done that similarly on the shipper side. We've actually built a transportation management system for shippers that's not just providing the software, but it's software plus. We have the software and service capabilities that enables shippers to be able to manage transportation for them but also be able to access the execution capabilities that we've built over the years.

Nick Clayton, SPACInsider:

Great. And if I understand it right, some of the data that's being taken in is on some of the pain points of the shippers as well, including times where they have to wait for extra time for shipments and things like that. And the carrier's own record when it comes to that comes into it, and so it's really about tinkering with and improving performances all over.

Lily Shen, CEO of Transfix:

Absolutely. We provide data analytics and insights to all the customers that we work with to really help them be able to more effectively move freight and find the best carriers for the lanes that they're running in and also for their operations. We provide analytical capabilities so they can better understand how the facilities are actually performing as well. I think the combination of the tech and services and the analytics we provide just really helps make better decisions and more intelligent decisions moving forward.

Nick Clayton, SPACInsider:

Sure. And looking at your financials, you've done some optimizing internally as well over the past several years. And I feel like a lot of people expect fast growing technology companies to... They're going to have to burn some capital to maintain growth, and EBITDA positivity may be a little bit in the future. And that's the case for Transfix as well. But I was struck by the fact that Transfix also hasn't just been content to burn venture money at whatever rate it will come. You've made some strides in reducing G&A costs and found other ways to keep things tight. Could you get into a bit of your efforts there?

Lily Shen, CEO of Transfix:

Absolutely. From day one, we've always been very focused on building a sustainable business. I think that as we've actually grown over the years, we've been very thoughtful about the customers that we work with, the freight that we take on the carriers that we work with to really provide an enterprise-grade solution to everyone that we're working with and being able to provide that not only to the enterprise customers, but being able to democratize that for even mid and smaller shippers as well. We've been able to grow revenue every single year. And in 2020, we grew revenue by over 41%, and we grew gross margin by 104%. And we've done this by really driving our direct processing costs as a percentage of revenue down over the years. And to us, that really speaks to how technology is working. What we're not doing is buying revenue. And what we're not doing is really just driving growth for the sake of driving growth. We're really approaching this and building our business sustainably and bring value to the customers.

Marlena Haddad, SPACInsider:

So sticking with current events, we recently saw President Biden announce plans to keep California ports open 24/7, but we've also seen a massive shortage in truck drivers. How do those factors impact Transfix's business?

Lily Shen, CEO of Transfix:

There is a tremendous amount of change going on in the industry right now. And that includes the intervention of the federal government in an effort to really help increase the number of drivers and to really make it easier for drivers that we do have. And obviously, they're looking at this at large, and I think that's great. And I think that should be and will be a continued effort. To really improve the supply chain, I believe that this requires a collective effort, so certainly in terms of technology we're building but also really bringing together various players across the ecosystem across the public and private sectors but also with the government. As we think about driver shortage, now, that's an interesting question because, obviously, I think that's been very top of mind for many people. But there's also a counter argument to that. While there is a driver's shortage, I would also argue there's a lot of inefficiency in the system at large. So if you think about it, 30% of miles driven are actually driven empty. And to the extent that a platform Transfix can really ensure that trucks are constantly filled and carriers can be making more money, that actually drives even more efficiency into the system.

Marlena Haddad, SPACInsider:

So we've also spoken on this program with SPAC targets that are working to see driverless trucks take over a portion of the freight workload, such as Embark and Aurora. How do you see those technologies impacting your work at Transfix?

Lily Shen, CEO of Transfix:

I think it's incredibly complementary. When we think about supply and capacity, we actually think about it very holistically. So obviously, there are the carriers and drivers that we're working with. And over time, I think that AV can also continue to compliment and augment that supply. And the platform that we're building is built in such a way that supply, no matter if it's a truck or AV company, can be plugged into that to leverage the freight end relationships that we have at the enterprise level.

Nick Clayton, SPACInsider:

Great. And moving back to the SPAC side of things a little bit, Lily, what made you decide that now is a good time to go public? And how did you come around to the decision to go the SPAC route rather than an IPO or just continued private rounds?

Lily Shen, CEO of Transfix:

Well, as they say, with any business decision, timing is everything. We have incredible momentum in the business. We have an incredible partner in G Squared Ascend I. We know G Squared since 2019. They've been an investor in Transfix. And they really believe in our long term vision of the company, and they've seen us operate. I would also say that in addition to the momentum in the business, there's incredible tailwinds in the space as well. And for us, that actually equates to a huge opportunity for us to accelerate the growth that we are seeing.

Nick Clayton, SPACInsider:

And I imagine as well, just simply as we've been talking about, supply chain is front and center. And I'm sure there's only so many pure play players that have technology that is really at the forefront of dealing with some of these problems. And the headlines probably would help you being in the public markets.

Lily Shen, CEO of Transfix:

Absolutely. Everyone, especially over the course of the last couple years, has really realized the importance of the supply chain, consumers included. I think everyone has truly felt personally some of the impact of the supply chain. And I think it speaks to the importance of it and the importance of the trucking industry, which I believe is the lifeblood of the US economy. If you think about it, almost every single good consumed in the US is put a truck. And so everything that is done in terms of building more technology and data to drive more efficiency into the system not only brings benefits to the customers and carriers that we work with but to you and I.

Nick Clayton, SPACInsider:

And for Ward, as you went about assessing the value for Transfix, in terms of the publicly listed companies you have, as you mentioned, there's some legacy players there in the logistics space. There are other technology players that touch upon different parts of logistics. How did you go about coming up with the evaluation metric for Transfix, and what some of the figures that stood out as being the important ones?

Ward Davis, CEO of G Squared Ascend I:

Yeah. We used all those different groups of comps, logistics, legacy freight brokerage businesses and also some marketplace businesses to just give a broad backdrop of comps that we thought would be appropriate to compare and contrast to Transfix. It was an important, I think, to ensure that we were looking, when we growth adjusted for Transfix's outlook for the next few years that incorporated that into our valuation framework, that we were bringing Transfix as a new business, the first pure freight tech publicly traded company, that we would bring that at a discount to those comps. Especially when we look at in our private funds business many of the transactions that have taken place in growth stage for private companies, we're coming at a fairly notable discount, only a 5% premium actually to where Transfix did their last primary round of financing as a private business two years ago and since then have actually grown over 120%. It's also important to note that the comps, particularly the legacy freight brokerage businesses, have been... For many of the reasons you talked about earlier, all the problems in freight, we have a really strong tailwind. And so the legacy freight brokerage businesses have been amongst the best performers in the S&P since we announce this business combination back in September. I think C.H. Robinson is up over 20% now since then.

Marlena Haddad, SPACInsider:

And, Lily, what strategic benefits do think you'll be able to reap from teaming up with G Squared specifically?

Lily Shen, CEO of Transfix:

I really respect and have really valued the partnership over the years. They've been incredible partners to Transfix, and as we accelerate and move forward, I would say we have very aligned views on the opportunity here in the market, on the value of the platform that we're building and how we're going to go about that over the years. As we think about growth over the course of even in the next three to five years, we're incredibly excited about the capital will be able to deploy to really continue to grow our core business offering, to continue to grow our software offerings and to continue to grow new business lines as well as M&A.

Marlena Haddad, SPACInsider:

So let's say that everything goes to plan. Transfix expects to add $372 million to its balance sheet through this deal. Can you tell us a bit more about how you plan to put that capital to work?

Lily Shen, CEO of Transfix:

Yes, absolutely. Happy to. As I mentioned, we're planning to continue to invest in our core business, so investing in sales and marketing as well as engineering. All the momentum and results that we've been able to deliver to date we've been able to do with very little, as a matter of fact. And so it's a great opportunity for us to be able to accelerate the core business. And as I mentioned, we launched our software offerings really about a year ago, and we're looking to invest in go-to-market and our sales and marketing efforts there as well as engineering to continue to drive adoption of our software businesses. And lastly, I think there's huge opportunities for us to go into new business lines. We work with the Walmarts and Unilevers and Targets of the world, and as you can imagine, their operating across every mode. And we have an opportunity to grow with our customers and expand our offerings in that way. And lastly, as I mentioned earlier, I do think there is an incredible M&A opportunity and inorganic opportunities for us to continue to grow the business as well and drive more value into the system.

Nick Clayton, SPACInsider:

Great. And I'm sure you get a lot of questions from folks that are asking questions guided with the sense that all these SPAC transactions are the same, but we at SPACInsider know that, of course, that's not the case. So, Ward, could you talk a little bit about how you've aligned the interest between both the sponsor and Transfix with the terms of this deal?

Ward Davis, CEO of G Squared Ascend I:

Importantly, the sponsor promote capital for Ascend I and, frankly, for all of our SPACs comes from our private funds, comes from our LPs. So we as the general partnership of G Squared only participate in a derivative of that, namely the carry. So the investment in G Squared Ascend I is a line item in our private funds. And that was important because our intent was to really provide another avenue for our portfolio companies to be a capital solutions provider to the best growth stage businesses in the world in the technology realm. Transfix, it was important. They were one of the companies we first invested in in freight tech space, so the interests are very aligned from that standpoint, somewhat unique within SPACs.

Nick Clayton, SPACInsider:

And on that sticky question of the promote shares, how well are you stuck into this position as the SPAC sponsor because not all of those are the same either?

Ward Davis, CEO of G Squared Ascend I:

So as I mentioned earlier, we are investments across our private funds, and we have seven-year timeframes for those private funds. The other element is that we are backstopping the transaction with a $100 million forward purchase agreement to backstop against redemptions. All of that capital we've assured to have a minimum of a one year lockup, but importantly, half of our economics are in the form of an earn-out with a third at $12.50, $15 and $17.50. So we think our interests are very much aligned for a long term positive outcome. The other unique attribute here is the SPACs, many of them have a bad name in part because they either struck the valuation at extremely high level and/or to try to live up to those expectations, bankers or the sponsors got companies to put forth estimates that were unattainable. And so many companies that missed their guidance right out of the gates in some cases. And so in our case, we've priced it very well. The comps are up, as I mentioned, pretty significantly since we announced the deal. And through three quarters, Transfix has produced results that are running well ahead of the guidance that we provided on the deal.

Nick Clayton, SPACInsider:

Great. Well, we're very excited to see what you guys are going to be able to do through this transaction beyond. Can you just give me a quick update in terms of what you're looking at in terms of the timeline?

Ward Davis, CEO of G Squared Ascend I:

Sure. We've been making our filings in terms of the amendments to our S-4. We would like to think we would be going effective in the next few weeks. And the plan is to schedule a vote and have it de-SPAC-ed within the first quarter of this year. And importantly, as part of our transaction, we're putting in up to $100 million of forward purchase agreement to backstop the transaction, including $50 million of which from our private funds is insured to go on Transfix's balance sheet. So we're very firmly aligned from a long term perspective.

Nick Clayton, SPACInsider:

Great. Well, we've seen it be an extremely interesting year for this space, and Transfix does seem like it's a real coming at the right time. I appreciate both you guys being on, and thanks so much.

Lily Shen, CEO of Transfix:

Thank you.

Marlena Haddad, SPACInsider:

Thanks.

Ward Davis, CEO of G Squared Ascend I:

Thank you very much.

About Transfix

Transfix is a market-leading, next-generation freight platform transforming the traditional and digital freight sector while bringing transparency, trust, and sustainability to the transportation ecosystem. The company combines deep industry expertise and a world-class class carrier network with advanced technology. The result? Competitive pricing, superior service and reliability, and an intelligent platform designed to optimize the supply chain from start to finish. Today, some of the world's most recognized brands rely on Transfix's trusted carrier network. Transfix was named one of Forbes' “Next Billion-Dollar Startups” and is headquartered in the heart of New York City. For more information, visit www.transfix.io.

About G Squared

G Squared is a global venture capital firm that partners with dynamic companies throughout their life cycles as a complete capital solutions provider, working to create value for companies, investors, employees, and other stakeholders. The firm focuses on investments in growth-stage technology companies and has invested in over 100 portfolio companies since it was founded in 2011. The firm's affiliate, G Squared Ascend I Inc. (“G Squared Ascend I”), offers transformative private companies a path to public markets via SPAC. For more information on G Squared and its portfolio, visit: www.gsquared.com. For more information on G Squared Ascend I, visit: www.gsquaredascend.com.

Media Contact

Chelsea Horn, Carve Communications for Transfix

chelsea@carvecomms.com

(210) 378-8580

Investor Contact

Investors@transfix.io

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I and Transfix, Transfix Holdings, Inc. (“Transfix Holdings”) has filed a registration statement on Form S-4, as amended (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I's final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.